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Exchange Privileges

     Holders of Class A Shares, Class B Shares, Class C Shares and Class D Shares shall have such exchange privileges as set forth in each Fund's current prospectus. Exchange privileges may vary among Classes and among holders of a Class.

Other Rights and Obligations

     Except as otherwise described above, in all respects, each Class shall have the same rights and obligations as each other Class.